UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: February 20, 2006

GOLD DISCOVERY CONTINUES TO EXPAND LA CABEZA MINERALIZATION

Vancouver, B. C., February 20, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) has discovered a new zone of gold mineralization adjacent to the Luna deposit at its La Cabeza gold project in Argentina.

The new mineralization outcrops west and south of the known Luna Zone, in an area not previously sampled by Exeter geologists. Two sets of quartz veins have been mapped at surface over a length of 250 metres (820 feet). The discovery is thought to be an extension to the Luna Zone but may be a faulted offset to the known deposit.

Recently drilled rotary air blast (“RAB”) drill holes in an area approximately 200 metres (650 feet) southeast of the discovery have intersected similar quartz veining. Each RAB drill hole returns a single 3 metre (10 ft.) composite sample of bedrock, directly below the overlying sands. Although assay results are yet to be received for all of the new holes, one of the RAB holes intersected 8.2 g/t gold. This gold result and the distribution of drill holes with quartz veining (yet to be assayed), indicates a potential strike length to the Luna extension of +500 metres (1640 feet). RAB drilling is currently in progress northwest of the new zone.

Three reverse circulation (“RC”) drill holes have now tested the outcropping portion of one of the two new vein sets. The drill holes intersected 6 metres at a grade of 2.0 grams per tonne (“g/t”) gold, 6 metres at a grade of 2.5 g/t gold and 6 metres at a grade of 1.0 g/t gold respectively. Three continuous rock chip sample traverses over the outcropping portion of the veins have returned, respectively, widths of 29 metres at a grade of 1.8 g/t gold, 9 metres at a grade of 3.0 g/t gold and 8 metres at a grade of 2.7 g/t gold.

Exeter Chairman, Yale Simpson stated: “We continue to expand the La Cabeza gold system. The latest results follow closely behind our announcement of positive drilling results on the Cuello zone south of Luna. Remarkably, our geologists are still finding new outcropping gold mineralization: although we believe that the most significant discoveries yet to be made will likely be under the areas of sand that surround the mineralized hills. For example, RC drilling of a new promising gold target located next to the Ojo Zone is now underway. RAB drilling on this target returned multiple holes with strongly anomalous gold values (see news release December 1, 2005).”

The new Luna mineralization will be tested by RC drilling as part of the current drilling program at La Cabeza.

Detailed Drilling Results

Significant preliminary assay results from the first three drill holes at Luna are as follows:

Significant RC Drilling Results – Luna Extension

Hole	From (m)	To (m)	Width (m)	Au grade (g/t)
LCP-200	13	25	12	1.4
including	13	19	6	2.0
LCP-201	14	23	9	1.8
including	14	20	6	2.5
LCP-202	17	23	6	1.0

Detailed Rock Chip Results

Significant assay results from the continuous rock chip sample traverses over the Luna Extension are as follows:

Line	From (m)	To (m)	Sample length (m)	Au grade (g/t)
Line 01	4	14	10	2.1
including	10	12	2	4.4
Line 02	0	2	2	1.5
and	14	22	8	2.7
including	16	18	2	3.4
including	20	22	2	3.2
Line 03	10	14	4	3.4
including	12	14	2	6.1
Line 04	16	20	4	1.6
including	16	18	2	2.3
Line 06	8.4	11.4	3	1.5
and	17.4	21.4	4	1.2
Line 07	4.0	8.3	4.3	2.5
including	4.0	6.3	2.3	3.9
Line 08	6.0	8.5	2.5	2.3
Line 10	4	6	2	2.7
and	16	20	4	1.0
and	22	33.8	11.8	1.4
and	45.8	47.8	2	1.0
Line 11	4	33	29	1.8
including	15	25	10	2.5
Line 12	0	2	2	1.2
and	4	12.5	8.5	1.3
Line 13	4	13	9	3.0
including	4	6	2	9.1
Line 14	4	10	6	2.9
Line 15	2	10	8	1.1
and	16	21.2	5.2	1.4
Line 16	10	34.5	24.5	1.3
including	12	18.5	6.5	2.5

Note: Sample length is actual length of sample collected, irrespective of topography or orientation of mineralization.

Cut-off grade for reporting: 0.5 g/t Au

The rock chip traverses were typically on sections 25 metres apart, testing a northwest trending zone of veining, sub-parallel to the main mineralization within the Luna zone. Sawn channel sampling has been planned as follow up to the rock chip traverses.

Quality Control and Assurance

The assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard, blank and duplicate samples are used throughout the sample sequence as checks. Note that the sample length of the continuous rock chip traverses is actual length of sample collected, irrespective of topography or orientation of mineralization.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The current three-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over gold prospects within an 800 square kilometre area. Prospecting of gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

Exeter Resource Corporation
Bryce Roxburgh, President and CEO
Rob Grey, Investor Relations
Suite 301, 700 West Pender Street
Vancouver, B.C. Canada V6C 1G8
Tel: 604.688.9592 Fax: 604.688.9532
Toll-free 1-888-688-9592
exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

February 20, 2006

Item 4.	News Release

The Press Release dated February 20, 2006 was disseminated via Canada Stockwatch, CCN Mathews, and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company reported that it has discovered a new zone of gold mineralization adjacent to the Luna deposit at its La Cabeza gold project in Argentina.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 20th day of February, 2006.

SCHEDULE “A”

For Immediate Release: February 20, 2006

GOLD DISCOVERY CONTINUES TO EXPAND LA CABEZA MINERALIZATION

Vancouver, B. C., February 20, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) has discovered a new zone of gold mineralization adjacent to the Luna deposit at its La Cabeza gold project in Argentina.

The new mineralization outcrops west and south of the known Luna Zone, in an area not previously sampled by Exeter geologists. Two sets of quartz veins have been mapped at surface over a length of 250 metres (820 feet). The discovery is thought to be an extension to the Luna Zone but may be a faulted offset to the known deposit.

Recently drilled rotary air blast (“RAB”) drill holes in an area approximately 200 metres (650 feet) southeast of the discovery have intersected similar quartz veining. Each RAB drill hole returns a single 3 metre (10 ft.) composite sample of bedrock, directly below the overlying sands. Although assay results are yet to be received for all of the new holes, one of the RAB holes intersected 8.2 g/t gold. This gold result and the distribution of drill holes with quartz veining (yet to be assayed), indicates a potential strike length to the Luna extension of +500 metres (1640 feet). RAB drilling is currently in progress northwest of the new zone.

Three reverse circulation (“RC”) drill holes have now tested the outcropping portion of one of the two new vein sets. The drill holes intersected 6 metres at a grade of 2.0 grams per tonne (“g/t”) gold, 6 metres at a grade of 2.5 g/t gold and 6 metres at a grade of 1.0 g/t gold respectively. Three continuous rock chip sample traverses over the outcropping portion of the veins have returned, respectively, widths of 29 metres at a grade of 1.8 g/t gold, 9 metres at a grade of 3.0 g/t gold and 8 metres at a grade of 2.7 g/t gold.

Exeter Chairman, Yale Simpson stated: “We continue to expand the La Cabeza gold system. The latest results follow closely behind our announcement of positive drilling results on the Cuello zone south of Luna. Remarkably, our geologists are still finding new outcropping gold mineralization: although we believe that the most significant discoveries yet to be made will likely be under the areas of sand that surround the mineralized hills. For example, RC drilling of a new promising gold target located next to the Ojo Zone is now underway. RAB drilling on this target returned multiple holes with strongly anomalous gold values (see news release December 1, 2005).”

The new Luna mineralization will be tested by RC drilling as part of the current drilling program at La Cabeza.

Detailed Drilling Results

Significant preliminary assay results from the first three drill holes at Luna are as follows:

Significant RC Drilling Results – Luna Extension

Hole	From (m)	To (m)	Width (m)	Au grade (g/t)
LCP-200	13	25	12	1.4
including	13	19	6	2.0
LCP-201	14	23	9	1.8
including	14	20	6	2.5
LCP-202	17	23	6	1.0

Detailed Rock Chip Results

Significant assay results from the continuous rock chip sample traverses over the Luna Extension are as follows:

Line	From (m)	To (m)	Sample length (m)	Au grade (g/t)
Line 01	4	14	10	2.1
including	10	12	2	4.4
Line 02	0	2	2	1.5
and	14	22	8	2.7
including	16	18	2	3.4
including	20	22	2	3.2
Line 03	10	14	4	3.4
including	12	14	2	6.1
Line 04	16	20	4	1.6
including	16	18	2	2.3
Line 06	8.4	11.4	3	1.5
and	17.4	21.4	4	1.2
Line 07	4.0	8.3	4.3	2.5
including	4.0	6.3	2.3	3.9
Line 08	6.0	8.5	2.5	2.3
Line 10	4	6	2	2.7
and	16	20	4	1.0
and	22	33.8	11.8	1.4
and	45.8	47.8	2	1.0
Line 11	4	33	29	1.8
including	15	25	10	2.5
Line 12	0	2	2	1.2
and	4	12.5	8.5	1.3
Line 13	4	13	9	3.0
including	4	6	2	9.1
Line 14	4	10	6	2.9
Line 15	2	10	8	1.1
and	16	21.2	5.2	1.4
Line 16	10	34.5	24.5	1.3
including	12	18.5	6.5	2.5

Note: Sample length is actual length of sample collected, irrespective of topography or orientation of mineralization.

Cut-off grade for reporting: 0.5 g/t Au

The rock chip traverses were typically on sections 25 metres apart, testing a northwest trending zone of veining, sub-parallel to the main mineralization within the Luna zone. Sawn channel sampling has been planned as follow up to the rock chip traverses.

Quality Control and Assurance

The assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard, blank and duplicate samples are used throughout the sample sequence as checks. Note that the sample length of the continuous rock chip traverses is actual length of sample collected, irrespective of topography or orientation of mineralization.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. The current three-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over gold prospects within an 800 square kilometre area. Prospecting of gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

Exeter Resource Corporation
Bryce Roxburgh, President and CEO
Rob Grey, Investor Relations
Suite 301, 700 West Pender Street
Vancouver, B.C. Canada V6C 1G8
Tel: 604.688.9592 Fax: 604.688.9532
Toll-free 1-888-688-9592
exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date February 20, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director